January 16, 2013	Via EDGAR and Email

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street NE

Washington, D.C. 20549

RE: File No. 001-35565

Dear Mr. Rosenberg:

We are in receipt of your letter dated December 28, 2012 and have enclosed our response in the attachment to this letter.

As requested, AbbVie acknowledges that we are responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to the staff comment do not foreclose the Commission from taking any action with respect to the filing; and AbbVie may not assert the staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ William J. Chase
William J. Chase
Executive Vice President,
Chief Financial Officer

Enclosure

Item 4.01 Form 8-K dated December 14, 2012, Filed December 20, 2012

1.              Please confirm that you will amend this Item 4.01 8-K to:

•            Disclose the effective date of the dismissal of Deloitte & Touche LLP once they have completed their audit services for the fiscal year ending December 31, 2012 and the filing of the Company’s 2012 annual report on Form 10-K; and

•            Update the interim period related to paragraphs (a)(1)(iv) and (a)(2) of Item 304 of Regulation S-K through the effective date of dismissal.

Response:

We confirm that we will amend the Form 8-K to disclose the effective date of the dismissal of Deloitte & Touche LLP upon the completion of their audit services for the fiscal year ended December 31, 2012 and the filing of AbbVie’s 2012 annual report on Form 10-K.  At that time, we will also update the interim period related to paragraphs (a)(1)(iv) and (a)(2) of Item 304 of Regulation S-K through the effective date of dismissal, which is expected to occur in March 2013.

2.              Upon amending your filing, please include, as Exhibit 16, an updated letter from your former accountants, Deloitte & Touche, LLP, addressing the revised 8-K disclosure, as required by Item 304(a)(3) of Regulation S-K.

Response:

Upon amending our filing as described in our response to the Staff’s first comment, we will include an updated letter from Deloitte & Touche LLP addressing the revised Form 8-K disclosure, as required by Item 304(a)(3) of Regulation S-K.